22004355

Washington, D.C.

SEC Mail Processing Section
MAR 04 2022
Washington DC
413

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SEC FILE NUMBER
8-48226

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chestnut Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Center, 24th Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert A. Holman III	617-832-8600	aholman@chestnutp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

155 Federal Street, Suite 200	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alberrt A. Holman III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chestnut Partners, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Notary Public

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
My Commission Expires
Aug 9, 2024

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHESTNUT PARTNERS, INC.

SEC
Mail Processing
Section
MAR 04 2022
Washington DC
413

March 1, 2022

Securities and Exchange Comission
Office of Filings and Information Services
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please find enclosed one copy of the 2021 Audit Report for Chestnut Partners, Inc. as a public document and one copy as a confidential document pursuant to 17a-5(e)(3). Feel free to contact me at 617-832-8600 if we can provide you with any additional information.

Please acknowledge receipt of this package by stamping the enclosed copy of this cover letter and returning it to us in the envelope provided.

Sincerely,

Albert A. Holman, III
President

Attachment: 2021 Audit Report
Chestnut Partners, Inc.

ONE FINANCIAL CENTER BOSTON, MA 02111-2621
TELEPHONE: (617) 832-8600 FACSIMILE: (617) 832-8610 INTERNET: CHESTNUT@CHESTNUTP.COM

CHESTNUT PARTNERS, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2021

Table of Contents

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chestnut Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Partners, Inc., as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chestnut Partners, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chestnut Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'CONNOR DAVIES, LLP
155 Federal Street, Suite 200, Boston, MA 02110 | Tel: 781.937.5300 | Fax: 781.937.5100 | pkfod.com

DiCicco, Gulman & Company LLP, our predecessor firm, merged with PKF O'Connor Davies, LLP as of January 1, 2022. Our firm, including our predecessor firm, has served as Chestnut Partners, Inc.'s auditor since 2005.

PKF O'Connor Davies LLP

Boston, Massachusetts
March 1, 2022

CHESTNUT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Current assets:	
Cash and cash equivalents	$ 2,441,921
Accounts receivable	444,895
Total current assets	2,886,816
Equipment and improvements, net	400,916
Operating lease right-of-use asset	1,455,688
Other assets	12,850
Total assets	$ 4,756,270

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 330,946
Current portion of operating lease liability	311,735
Deferred revenue	258,593
Total current liabilities	901,274
Operating lease liability, net of current portion	1,437,146
	2,338,420
Shareholders' equity:	
Common stock	25,228
Additional paid-in capital	734,072
Treasury stock	(282,051)
Retained earnings	1,940,601
Total shareholders' equity	2,417,850
Total liabilities and shareholders' equity	$ 4,756,270

The accompanying notes are an integral part of the financial statements.

Note 1 - Basis of Presentation and Description of Business

Basis of Presentation

Effective July 1, 2021, Chestnut Securities, Inc. and Chestnut Partners, Inc, entities under common control, entered into an Agreement and Plan of Merger ("Merger Agreement"). All the common stock of Chestnut Partners, Inc. issued and outstanding immediately prior to the merger were converted and exchanged for one fully paid and non-assessable share of common stock in the surviving corporation. In connection with the Merger Agreement, Chestnut Securities, Inc. was the surviving corporation of the merger, except that the name of the surviving corporation was Chestnut Partners, Inc. (the "Company").

In accordance with Accounting Standards Codification 805, *Business Combinations*, the merger resulted in a change in the reporting entity requiring a retrospective combination of Chestnut Securities, Inc. and Chestnut Partners, Inc. for all periods presented as if the combination had been in effect since the inception of common control. As of January 1, 2021, the following historical carrying values of Chestnut Partners, Inc. were combined with Chestnut Securities, Inc.

Cash	$ 265,238
Accounts receivable	983
Due from Chestnut Securities, Inc.	47,497
Equipment and improvements, net	20,546
Operating lease right-of-use asset	256,453
Other assets	12,850
Total assets	603,567
Accounts payable and accrued expenses	7,398
Current portion of operating lease liability	187,938
Operating lease liability, net of current portion	95,033
Total liabilities	290,369
	$ 313,198

Description of Business

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company also provides oversight and analysis functions for client investment accounts held at other firms. The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties
On March 13, 2020 a national emergency was declared by the former President of the United States of America as it relates to the coronavirus ("COVID-19") outbreak. The Company shifted to a remote work environment and did not have any significant disruption in operations. However, the full extent of the future impacts of COVID-19 on the Company's customers, industry or operations remains uncertain at this time.

Cash and Cash Equivalents
The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has defined cash equivalents as money market funds and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Accounts Receivable
The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not require collateral or charge interest on accounts receivable. Management has determined that an allowance for doubtful accounts was not necessary as of December 31, 2021.

Securities
At times the Company will receive securities as consideration for a success fee. During 2021, the Company received securities in the amount of $132,832 as consideration for success fees. Securities owned by the Company are recorded on a trade-date basis and carried at fair value. Realized gains and losses are reflected on the accompanying statement of income. All securities owned by the Company were sold during 2021.

Note 2 - Summary of Significant Accounting Policies (Continued)

Leases
The Company leases its office space under a non-cancelable operating lease. The operating lease is presented as operating lease right-of-use asset, current portion of operating lease liability and operating lease liability, net of current portion on the Company's statement of financial condition. The operating lease right-of-use asset represents the Company's right to control the use of an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease right-of-use asset and liabilities are recognized at the lease commencement date based on the present value of future lease payments. If available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the Company's current lease does not provide a readily determinable implicit rate. Therefore, the Company must discount lease payments based on an estimate of its incremental borrowing rate. The lease agreement contains a tenant improvement allowance from the Company's landlord. This allowance is accounted for as lease incentive and decreases the Company's operating lease right-of-use asset. The lease agreement also includes variable payments (common area maintenance, insurance, taxes and utilities), however, because they are not based on an index or rate, they are not included in the operating lease right-of-use asset.

Equipment and Improvements
Equipment and improvements are recorded at cost. Maintenance and repair costs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	7 years
Equipment	5 years

Impairment of Long-Lived Assets
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined by comparing the carrying amount of the assets to future undiscounted cash flows expected to be generated by the assets over their remaining economic lives. If such assets are considered impaired, a loss is recognized based on the amount by which the carrying amount of the assets exceeds the estimated fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life. The Company has not recognized any impairment charges on long-lived assets to date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholders, to be treated as an S Corporation and, as a result, its shareholders include the income or loss of the Company in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2021.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2018. Currently, there are no income tax audits in process.

Note 3 - Equipment and Improvements, Net

Equipment and improvements, net consist of the following at December 31, 2021:

Furniture and fixtures	$ 93,547
Equipment	10,600
Leasehold improvements	350,423
	454,570
Less accumulated depreciation and amortization	53,654
	$ 400,916

During 2021, the Company disposed of equipment and improvements with a cost basis of $620,890 and accumulated depreciation and amortization of $610,066.

Note 4 - Shareholders' Equity

Common Sock
At December 31, 2021, the Company has authorized 1,000 shares of common stock with no par value. At December 31, 2021, 880 shares of common stock were issued and 449 were outstanding.

Treasury Stock
During 2021, the Company repurchased 431 shares of common stock for $282,051. The repurchased shares of common stock are held in treasury stock as of December 31, 2021.

Note 5 - Lease Commitments

The Company leases its office space under a non-cancelable operating lease that was set to expire on June 30, 2022. During 2021, the Company entered into an amendment to extend the term of the lease to January 2027 and increase its rentable square footage. The lease amendment also included a tenant improvement allowance in the amount of $209,141.

Other information related to the Company's operating lease for the year ended December 31, 2021 is as follows:

Payments for operating leases included in cash from operating activities	$ 189,980
Operating lease right-of-use asset obtained in exchange for new lease liability	$ 1,636,496
Weighted-average remaining lease term (in years)	5.08
Weighted-average discount rate	1.65%

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2021 were as follows

2022	$ 337,847
2023	360,207
2024	367,425
2025	374,787
2026	382,260
Total future minimum lease payments	1,822,526
Less imputed interest	(73,645)
	$ 1,748,881

Note 6 - Retirement Plan

The Company sponsors a qualified retirement plan for all employees who have met certain age and service requirements. The Company is committed to match 100% of each employee's contribution up to 3% of the employee's salary to a maximum of $6,000 per year.

Note 7 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $1,559,189 which was $1,403,294 in excess of its minimum net capital requirement. The Company's ratio of aggregate indebtedness to net capital is 1.50 to 1.

Note 8 - Concentrations

One client represented approximately 34%, one client represented approximately 13%, one client represented approximately 11%, and two clients represented approximately 17% each of the Company's accounts receivable as of December 31, 2021.

Note 9 - Supplemental Cash Flow Information

At December 31, 2021, accounts payable and accrued expenses included $32,820 incurred for leasehold improvements.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through March 1, 2022, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.